Shareholder Proxy Vote

At a special meeting of the shareholders, held on April 9, 2010, shares were voted as follows on the reorganization of the Funds from the Forum Funds Trust into Professionally Managed Portfolios Trust:

         For  Against Abstain
Growth Equity Fund      6,222,113       4,048                   --
Value Equity Fund     12,616,821         --        --
Flexible Value Fund       1,612,075         --            --
Small-Cap Growth Fund     11,837,836     2,009                   --
Small Companies Fund       5,799,291        181                   --
Small-Cap Fundamental Value Fund      2,499,669          --                     --
Opportunity Fund           745,685         947                   --
Core International Fund     14,464,039         --                      --
Maryland Bond Fund                             13,982,056         --                      --
Intermediate Income Fund     21,292,822       6,353                5,178